UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO ANNOUNCES 2013 GUIDANCE

Guadalajara, Jalisco, Mexico, January 14, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:  PAC; BMV:  GAP) (“the Company” or “GAP”) announces the Company’s expected guidance for the twelve-month 2013 period (January 1 to December 31, 2013):

-	Traffic: Increase of 4.5%–5.5%
-	Aeronautical Revenue: Increase of 6.0%-7.0%
-	Non-Aeronautical Revenue: Increase of 10.5%-13.5%; with an increase in Commercial Revenues of 11.5%-13.0%
-	Total Revenue: Increase of 7.0%-8.5%
-	Cost of Services: Increase of 8.5%-9.5%
-	EBITDA margin of 66.5% to 67.5%
-	EBITDA: Increase of 6.0% to 8.5%
-	Cash Tax: 30%
-	Total CAPEX: Ps. 655 million

GAP is in the process of negotiations with certain airlines that, as of December 31, 2012, were not included in the baggage screening system service.  The cost related with this service has been and will continue to be recovered through a tariff that generates revenue included in Cost of Services and Total Revenues, included in the Recovery of Expenses line item of Non-Aeronautical Revenues. In the event that the Company is not be able to reach an agreement with these airlines, the guidance related with Non-Aeronautical Revenue, Total Revenue, Cost of Services and EBITDA, could vary.

The above figures are estimates based on assumptions that management believes are reasonable and are subject to change over the course of the year based on various factors including: airline performance, domestic and international economic conditions, government regulations, and any other factors that could affect GAP’s traffic and financial results.  Please refer to GAP’s Annual Report on Form 20-F for a more extensive list of factors that could affect results.

EBITDA (earnings before interest expense, income taxes, depreciation and amortization) is not a standardized measure of performance or financial condition under the accounting principles contained in International Financial Reporting Standards (“IFRS”).  This measure is not comparable to measures used by other entities.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333)8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates:  http://twitter.com/aeropuertosGAP

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  Management undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 2 of 2

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: January 14, 2013